Filed by HudBay Minerals Inc.

Pursuant to Rule 425 under the Securities Act of 1933, as amended

Subject Company: Augusta Resource Corporation

Commission File Number: 001-32943

Date: February 27, 2014

TMX, NYSE — HBM 2014 No. 12

Hudbay Highlights Augusta’s Critical Permitting and Financing Risks

Toronto, Ontario, February 27, 2014 — HudBay Minerals Inc. (“Hudbay” or the “company”) (TSX, NYSE: HBM) today announced that it has reviewed the Directors’ Circular (the “Augusta Circular”) filed by Augusta Resource Corporation (“Augusta”) on February 24, 2014 and concluded that the Augusta Circular disclosed no additional information that would warrant the modification by Hudbay of its offer to acquire all of the issued and outstanding common shares of Augusta not already owned by Hudbay (the “Offer”). More importantly, the Augusta Circular fails to address critical permitting and financing risks that cast significant doubt on Augusta’s plans to develop the Rosemont project.

“We have serious concerns about Augusta’s working capital deficiency of US$87 million as at September 30, 2013, and its capacity to secure financing except on terms that will significantly dilute its shareholders or otherwise impair shareholder value,” said David Garofalo, president and chief executive officer of Hudbay. “The failure of Augusta to address these fundamental issues in their circular should give all Augusta shareholders pause.”

The most recent assertions in the Augusta Circular regarding the permitting and development timeline for Rosemont are simply the latest of many assurances around permitting which have consistently proven to be inaccurate. Augusta’s timelines have been missed and subsequently extended on at least 10 separate occasions, with the project now four years delayed from Augusta’s original guidance.

Based on its extensive due diligence independent of Augusta, Hudbay believes that completion of the permitting process will extend for a longer period than Augusta most recently indicated. What is currently known about Rosemont permitting is:

•                  Although the regulatory process requires review of comments on the draft record of decision (“ROD”) within the 45-75 day period referred to by Augusta, there is no requirement that the final ROD be issued at the end of that period and, as publicly acknowledged by the U.S. Forest Service in December 2013, there is a possibility that additional studies or mitigation will be required. The final ROD and Clean Water Act 404 permit will not be issued until all matters are resolved.

•                  Augusta’s new final environmental impact statement (FEIS) is based on a revised mine layout, which will require some of the previously granted key permits to be amended. The amendment process may include a requirement for additional public consultation which would then reopen the administrative appeal process.

•                  Two of the seven key permits Augusta has received are currently subject to legal challenges, which are unlikely to be resolved in 2014.

Based on this permitting uncertainty, it is unclear how Rosemont could be fully financed by mid-2014, as asserted in the Augusta Circular. US$336 million in funding to be provided by Silver Wheaton and Augusta’s joint venture partner is conditional upon the material permits being granted and such permits not being under challenge or appeal. As mentioned above, it is likely the judicial challenges against the project will continue beyond 2014. In addition, it is doubtful that project finance lenders will advance funds until after Silver Wheaton and Augusta’s joint venture partner have commenced funding and, in any case, these funds will not be available to meet Augusta’s near-term working capital and other funding needs.

Recently Augusta resorted to issuing convertible debt to insiders and it has incurred costly and potentially dilutive increases and extensions to its Red Kite debt facility several times. The US$107 million debt facility becomes due in July 2014 and upon default gives Red Kite the right to take ownership of the Rosemont project.

“As long as Augusta continues as a stand-alone entity, its shareholders face the risk of significant value destruction due to critical permitting and financing risks,” said Mr. Garofalo. “Hudbay continues to believe the Offer — which is not subject to any financing or due diligence conditions — represents compelling value to Augusta shareholders and provides them with the opportunity to participate in an exciting, more certain future for Rosemont as part of Hudbay.”

Strengths of Hudbay

Hudbay has an 87-year history of successful project execution and operations. Hudbay has three operating mines and is well capitalized to begin production at Constancia in 2014 and advance Rosemont. Augusta does not have the equivalent scale or capacity to secure the requisite financing, and its shareholders will continue to face the risk of liquidity shortfalls and the need for materially dilutive financings.

The Offer provides Augusta shareholders with compelling value and the opportunity to participate in the efficient and effective development of the Rosemont project with the greater strength of Hudbay’s technical and operational expertise and financial capacity. In addition to the significant upfront premium, Augusta shareholders would benefit from the potential for a re-rating as Lalor, Reed and Constancia reach full production while continuing to benefit from future increases in value at Rosemont.

How to Tender

Hudbay encourages Augusta shareholders to read the full details of the Offer set forth in the takeover bid circular and accompanying offer documents (collectively, the “Offer Documents”) which contain detailed instructions on how Augusta shareholders can tender their Augusta common shares to the Offer. For assistance in depositing Augusta common shares to the Offer, Augusta shareholders should contact the depositary for the Offer, Equity Financial Trust Company at 1-866-393-4891 (North American Toll Free) or 416-361-0930 ext. 205 (outside North America), or by email at corporateactions@equityfinancialtrust.com or the Information Agent for the Offer, Kingsdale Shareholder Services Inc. at 1-866-229-8874 (North American Toll Free Number) or 1-416-867-2272 (outside North America), or by email at contactus@kingsdaleshareholder.com.

About the Offer

The Offer is for all of the issued and outstanding common shares of Augusta not already owned by Hudbay, including any common shares of Augusta that may become issued and outstanding after the date of the Offer but before 5:00 p.m. EST on March 19, 2014 upon the exercise, exchange or conversion of any securities of Augusta exercisable or exchangeable for, convertible into or otherwise conferring a right to acquire, any common shares of Augusta or other securities of Augusta, including, without limitation, any option, warrant or convertible debenture, together with the associated rights issued under Augusta’s shareholder rights plan agreement dated as of April 18, 2013 between Augusta and Computershare Investor Services Inc. Hudbay currently owns 23,058,585 common shares of Augusta, representing approximately 16% of the issued and outstanding common shares of Augusta.

The Offer is open for acceptance until 5:00 p.m. EST on March 19, 2014, unless extended or withdrawn. The Offer is subject to customary conditions, including the deposit under the Offer of Augusta common shares that together with the Augusta common shares held by Hudbay and its affiliates, represent not less than 66 2/3% of Augusta common shares on a fully-diluted basis, receipt of all necessary regulatory approvals, no material adverse change in Augusta and Augusta’s shareholder rights plan being waived, invalidated or cease-traded. The Offer is not subject to the approval of Hudbay’s shareholders and is not subject to any financing or due diligence conditions.

The full details of the Offer are set out in the Offer Documents, which Hudbay has filed with the Canadian securities regulatory authorities. Hudbay has also filed a registration statement on Form F-10 (the “Registration Statement”), which contains a prospectus relating to the Offer (the “Prospectus”), and a tender offer statement on Schedule TO (the “Schedule TO”) with the Securities and Exchange Commission (the “SEC”). This news release is not a substitute for the Offer Documents, the Prospectus, the Registration Statement or the Schedule TO. AUGUSTA SHAREHOLDERS AND OTHER INTERESTED PARTIES ARE URGED TO READ THESE DOCUMENTS, ALL DOCUMENTS INCORPORATED BY REFERENCE, ALL OTHER APPLICABLE DOCUMENTS AND ANY AMENDMENTS OR SUPPLEMENTS TO ANY SUCH DOCUMENTS WHEN THEY BECOME AVAILABLE, BECAUSE EACH WILL CONTAIN IMPORTANT INFORMATION ABOUT HUDBAY, AUGUSTA AND THE OFFER. Materials filed with the Canadian securities regulatory authorities are available electronically without charge at www.sedar.com. Materials filed with the SEC are available electronically without charge at the SEC’s website at www.sec.gov. All such materials may also be obtained without charge at Hudbay’s website, www.hudbayminerals.com or by directing a written or oral request to the Information Agent for the Offer, Kingsdale Shareholder Services Inc. at 1-866-229-8874 (North American Toll Free Number) or 1-416-867-2272 (outside North America), or by email at contactus@kingsdaleshareholder.com or to the Vice President, Legal and Corporate Secretary of Hudbay at 25 York Street, Suite 800, Toronto, Ontario, telephone (416) 362-8181.

Important Notice

This news release does not constitute an offer to buy or the solicitation of an offer to sell any of the securities of Hudbay or Augusta.

About Hudbay

Hudbay (TSX, NYSE: HBM) is a Canadian integrated mining company with assets in North and South America principally focused on the discovery, production and marketing of base and precious metals. Hudbay’s objective is to maximize shareholder value through efficient operations, organic growth and accretive acquisitions, while maintaining its financial strength. A member of the S&P/TSX Composite Index and the S&P/TSX Global Mining Index, Hudbay is committed to high standards of corporate governance and sustainability. Further information about Hudbay can be found on www.hudbayminerals.com.

Cautionary Note Regarding Forward Looking Statements

This news release contains “forward-looking statements” and “forward-looking information” (collectively, “forward-looking information”) within the meaning of applicable Canadian and United States securities legislation. Forward-looking information includes information that relates to, among other things, our objectives, strategies, and intentions and future financial and operating performance and prospects, statements with respect to the anticipated timing, mechanics, completion and settlement of the Offer, the market for the common shares of Hudbay, the value of the common shares of Hudbay received as consideration under the Offer, Hudbay’s anticipated production, the permitting, development and financing of the Rosemont Project, reasons to accept the Offer, and the purpose of the Offer. Forward-looking information is not, and cannot be, a guarantee of future results or events. Forward-looking information is based on, among other things, opinions, assumptions, estimates and analyses that, while considered reasonable by us at the date the forward-looking information is provided, inherently are subject to significant risks, uncertainties, contingencies and other factors that may cause actual results and events to be materially different from those expressed or implied by the forward-looking information. The material factors or assumptions that we identified and were applied by us in drawing conclusions or making forecasts or projections set out in the forward looking information include, but are not limited to, the execution of our business and growth strategies, including the success of our strategic investments and initiatives; the availability of financing for our exploration and development projects and activities; the ability to complete project targets on time and on budget and other events that may affect our ability to develop our projects; no significant and continuing adverse changes in general economic conditions or conditions in the financial markets; the acquisition of 100% of the issued and outstanding common shares of Augusta; that all required regulatory and governmental approvals for the Offer will be obtained and all other conditions to completion of the Offer will be satisfied or waived.

The risks, uncertainties, contingencies and other factors that may cause actual results to differ materially from those expressed or implied by the forward-looking information may include, but are not limited to, risks generally associated with the mining industry, such as economic factors (including future commodity prices, currency fluctuations, energy prices and general cost escalation), uncertainties related to the development and operation of Hudbay’s projects (including the impact on project cost and schedule of construction delays and unforeseen risks and other factors beyond our control), depletion of Hudbay’s reserves, risks related to political or social unrest or change and those in respect of aboriginal and community relations and title claims, operational risks and hazards, including unanticipated environmental, industrial and geological events and developments and the inability to insure against all risks, failure of plant, equipment, processes, transportation and other infrastructure to operate as anticipated, compliance with government and environmental regulations, including permitting requirements and anti-bribery legislation, dependence on key personnel and employee relations, volatile financial markets that may affect Hudbay’s ability to obtain financing on acceptable terms, uncertainties related to the geology, continuity, grade and estimates of mineral reserves and resources and the potential for variations in grade and recovery rates, uncertain costs of reclamation activities, Hudbay’s ability to comply with its pension and other post-retirement obligations, Hudbay’s ability to abide by the covenants in its debt instruments, as well as the risks discussed under the heading “Risk Factors” in the Offer Documents and other documents filed with Canadian and U.S. securities regulatory authorities. Should one or more risk, uncertainty, contingency or other factor materialize or should any factor or assumption prove incorrect, actual results could vary materially from those expressed or implied in the forward-looking information. Accordingly, the reader should not place undue reliance on forward-looking information. Hudbay does not assume any obligation to update or revise any forward-looking information after the date of this news release or to explain any material difference between subsequent actual events and any forward-looking information, except as required by applicable law.

Information Concerning Augusta

Except as otherwise expressly indicated herein, the information concerning Augusta contained in this news release has been taken from and is based solely upon Augusta’s public disclosure on file with the relevant securities regulatory authorities. Augusta has not reviewed this document and has not confirmed the accuracy and completeness of the information in respect of Augusta contained in this news release. Although Hudbay has no knowledge that would indicate that any information or statements contained in this news release concerning Augusta taken from, or based upon, such public disclosure contain any untrue statement of a material fact or omit to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made, none of Hudbay’s directors or officers have verified the accuracy or completeness of such information or statements or for any failure by Augusta to disclose events or facts which may have occurred or which may affect the significance or accuracy of any such information or statements but which are unknown to Hudbay. Hudbay has no means of verifying the accuracy or completeness of any of the information contained herein that is derived from Augusta’s publicly available documents or records or whether there has been any failure by Augusta to disclose events that may have occurred or may affect the significance or accuracy of any information. Except as otherwise indicated, information concerning Augusta is given based on information in Augusta’s public disclosure available as of the date hereof.

For shareholder inquiries, please contact Kingsdale Shareholder Services Inc.

1-866-229-8874 (North American Toll Free Number)

1-416-867-2272 (Outside North America)

contactus@kingsdaleshareholder.com

For further information, please contact:

Candace Brûlé

Director, Investor Relations

(416) 814-4387

candace.brule@hudbayminerals.com

For media inquiries, please contact:

Scott Brubacher

Director, Corporate Communications

(416) 814-4373

scott.brubacher@hudbayminerals.com